FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

ÆTERNA ZENTARIS INC.

1405, Parc-Technologique Boulevard

Quebec, Quebec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐

DOCUMENTS INDEX

Documents Description

1.	Report of Voting Results – Annual Meeting of Shareholders held on May 2, 2007

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec, Québec. Canada  G1P4P5  T 418 652-8525   F 418 652-0881

www.aeternazentaris.com

VIA SEDAR

May 2, 2007

To the securities regulatory authorities of each of the Provinces of Canada

Dear Sirs/Mesdames:

RE:        Æterna Zentaris Inc.

Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of shareholders of Æterna Zentaris Inc. (the “Corporation”) held on May 2, 2007 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon		Voting Result

1.	Election of Directors:	•	The nominees proposed by management were elected by a majority of shareholders on a show of hands.

2.	Appointment of PricewaterhouseCoopers LLP as the Corporation’s auditors:	•	PricewaterhouseCoopers LLP were appointed as the Corporation’s auditors and the directors were authorized to determine their remuneration by a majority of shareholders on a show of hands.

3.	Resolution 2007 - 1, being a resolution to approve amendments to the Corporation’s Stock Option Plan:	•

Resolution 2007-1 described at item 3 hereof authorizing the making of amendments to the Corporation’s Stock Option Plan was approved by 80.78% of the Corporation’s shareholders on a vote by way of ballot.

4.	Resolution 2007-2, being a resolution to approve amendments to and the restatement of the Corporation’s Shareholder Rights Plan:	•

Resolution 2007-2 described at item 4 hereof authorizing the making of amendments to and the restatement of the Corporation’s Shareholder Rights Plan was adopted by a majority of shareholders on a show of hands.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

(Signed)

Mario Paradis

Corporate Secretary

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date: May 3, 2007	By:	/s/Mario Paradis
Mario Paradis
Vice President, Finance & Administration and
Corporate Secretary